UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2025
Commission File Number: 001-38607

ENDAVA PLC
(Translation of registrant’s name into English)

125 Old Broad Street
London EC2N 1AR
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F ☐ Form 40-F

Endava Announces Results of General Meeting

At the General Meeting of Endava plc (the “Company”) held on Friday, March 14, 2025, the resolution set out in the Notice of General Meeting sent to shareholders were duly proposed and passed. The results follow the recommendations that were made by the board of directors of the Company (the “Board” or the “Directors”). The resolution was proposed and approved on a poll. Details of the resolution (which is more particularly described in the Notice of General Meeting) are as follows:

Resolutions	Votes For	%	Votes Against	%	Votes Total	Abstentions
Ordinary Resolutions
1	To approve:
(i) the form of share repurchase contracts (the “Share Repurchase Contracts”) copies of which are appended to the Notice of General Meeting, for the purchase by the Company of its Class A ordinary shares of £0.02 each (including Class A ordinary shares represented by American Depositary Shares), at such prices as may be agreed pursuant to the terms of a Share Repurchase Contract, and the Company be and is hereby authorised to enter into any Share Repurchase Contract negotiated and agreed with a Counterparty (as defined in (ii)); and (ii) the counterparties with whom the Company may enter into a Share Repurchase Contract, being the counterparties (or their subsidiaries, successors or affiliates from time to time) included in the Notice of General Meeting (the “Counterparties”), provided that unless previously renewed, varied, or revoked by the Company at a general meeting, this authority shall expire on the fifth anniversary of the General Meeting.
	156,652,737	93.80	10,350,100	6.20	167,002,837	106,815

The full text of the resolution passed at the General Meeting held on Friday, March 14, 2025 is set out in the Notice of General Meeting, which is available for viewing on the Company's website at investors.endava.com/financials-and-filings/AGM. The information contained in, or that can be accessed through, the Company’s website is not a part of this filing.

The information contained in this report on Form 6-K is hereby expressly incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-229213) and registration statements on Form S-8 (File Nos. 333-228717, 333-248904, 333-259900, 333-268067, 333-274571 and 333-282207), and any related prospectuses, as such registration statements may be amended from time to time, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDAVA PLC

Date: March 17, 2025	By:	/s/ John Cotterell
Name: John Cotterell
Title: Chief Executive Officer